UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33582

The Shyft Group, Inc.
(Exact name of registrant as specified in its charter)

41280 Bridge Street
Novi, Michigan 48375
(517) 543-6400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one (1).

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, The Shyft Group, Inc. has caused this certification/notice on Form 15 to be signed on its behalf by the undersigned duly authorized person.

Date:	July 11, 2025	THE SHYFT GROUP, INC.

		By:	/s/ Jay Goldbaum
		Name:	Jay Goldbaum
		Title:	General Counsel and Secretary